Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED QUARTER FINANCIAL RESULTS FOR THE THREE

MONTHS ENDED MARCH 31, 2025

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended March 31, 2025.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended March 31, 2025 published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on May 23, 2025 (Eastern Standard Time), in relation to the unaudited financial results for the three months ended March 31, 2025, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the unaudited financial results for the three months ended March 31, 2025 and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, May 23, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces March Quarter 2025 Unaudited Financial Results

Revenue grew 18.9 % year over year

Significant sequential improvement of same-store sales(1) in MINISO mainland China for March Quarter

Gross margin reached 44.2%, up 0.8 ppt year over year Adjusted EBITDA increased 7.5% year over year to RMB1,037.3 million

Shareholder returns reached around RMB986.9 million year to date

GUANGZHOU, China, May 23, 2025/PRNewswire/－ MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the quarter ended March 31, 2025 (the “March Quarter”).

Financial Highlights

•	Revenue increased 18.9% year over year to RMB4,427.0 million (US$610.1 million).

•	Same-store sales(1) in MINISO mainland China has significantly narrowed its decline for March Quarter to mid-single digit.

•	Gross profit increased 21.1% year over year to RMB1,958.0 million (US$269.8 million).

•	Gross margin was 44.2%, compared to 43.4% in the same period last year.

•	Operating profit was RMB709.8 million (US$97.8 million), compared to RMB743.3 million in the same period last year.

•	Profit for the period was RMB416.5 million (US$57.4 million), compared to RMB586.0 million in the same period last year. Excluding other expenses and interest expenses related to issuance of equity linked securities in January 2025 (the “Equity Linked Securities”), and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd* (永輝超市股份有限公司), profit for the period would have been RMB562.3 million (US$77.5 million).

•	Adjusted net profit(2) was RMB587.2 million (US$80.9 million), compared to RMB616.9 million in the same period last year.

•	Adjusted net margin(2) was 13.3%, compared to 16.6% in the same period last year.

•	Adjusted EBITDA(2) increased 7.5% year over year to RMB1,037.3 million (US$142.9 million).

•	Adjusted EBITDA margin(2) was 23.4%, compared to 25.9% in the same period of 2024.

•	Adjusted basic and diluted earnings per ADS(2) were RMB1.92 (US$0.26) and RMB1.88 (US$0.26) respectively, compared with each of RMB1.96 in the same period last year.

•	Cash position(3) was RMB7,255.3 million (US$999.8 million) as of March 31, 2025, compared to RMB6,698.1 million as of December 31, 2024.

Operational Highlights

•	Total number of stores on group level was 7,768 as of March 31, 2025, representing a year-over-year increase of 978 net new stores.

•	Number of MINISO stores was 7,488 as of March 31, 2025, representing a year-over-year increase of 858 net new stores.

•	Number of MINISO stores in mainland China was 4,275 as of March 31, 2025, representing a year-over-year increase of 241 net new stores.

•	Number of MINISO stores in overseas markets reached 3,213 as of March 31, 2025, representing a year-over-year increase of 617 net new stores.

•	Number of TOP TOY stores was 280 as of March 31, 2025, representing a year-over-year increase of 120 net new stores. TOP TOY has also begun to expand into overseas markets since December quarter of 2024. This strategic move aligns with the Company’s plan to expand globally and strengthen its brand presence.

Notes:

(1)	“Same-store sales” refers to the daily sale on per store basis generated by those stores that opened prior to the beginning of the comparative periods and remained open as of the end of the comparative periods and closed for less than 30 days during both comparative periods.

(2)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

(3)	“Cash position” refers to the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits with original maturity over three months, and other investments recorded as current assets.

The following table provides a breakdown of the Company’s store network and its changes on a year-over-year basis. 70% of new MINISO stores in the past twelve months were located in overseas markets.

	As of
	March 31,	March 31,
	2024	2025	YoY
Number of stores on group level	6,790	7,768	978
Number of MINISO stores	6,630	7,488	858
Mainland China	4,034	4,275	241
– Directly operated stores	29	20	(9)
– Stores operated under MINISO Retail Partner model	3,983	4,229	246
– Stores operated under distributor model	22	26	4
Overseas	2,596	3,213	617
– Directly operated stores	281	548	267
– Stores operated under MINISO Retail Partner model	314	432	118
– Stores operated under distributor model	2,001	2,233	232
Number of TOP TOY stores	160	280	120
– Directly operated stores	17	40	23
– Stores operated under MINISO Retail Partner model	143	240	97

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “We delivered a solid March Quarter to kick off 2025 and are pleased to see our revenue grow by 18.9% year over year. Our revenue growth was mainly attributable to a 9.1% revenue growth in MINISO mainland China, an acceleration from September and December quarter last year, powered by a solid recovery in same-store sales. Through our steady progress in product mix optimization and strategical store network refinement, we are confident in achieving sustainable and high-quality growth.

Revenue in MINISO overseas grew by 30.3%, with a year-over-year 3 percentage points increase in contribution to our total revenue. We are forging more holistic collaborations with our overseas partners to enhance synergies, upgrade store formats to improve operational efficiency and unlock potential in store opening space.”

“Entering into 2025, we are facing an increasingly volatile macroeconomic environment. Yet, with over ten years’ experience of globalization, unparalleled scale and diversified footprint, we will stay resilient and agile in order to deliver long-term profitable growth.” Mr. Ye continued.

Mr. Eason Zhang, CFO of MINISO, commented, “Gross margin for March Quarter reached 44.2%, which was the highest for the past March quarters ever, thanks to our solid performance from overseas markets and TOP TOY. Adjusted EBITDA grew by 7.5% year over year to RMB1,037.3 million, with an adjusted EBITDA margin of 23.4%. Our mainland franchise segment achieved a stable operating margin year over year amid a challenging environment while our investments into new businesses will open up growth opportunities over the long term.”

“MINISO Group remains steadfast in our consumer-centric strategy driving business transformation and market expansion through continuous innovation. We are committed to delivering high-quality, creatively designed products and services to our customers while generating sustainable value for shareholders. We maintained a strong cash position of RMB7,255.3 million as of March 31, 2025 and distributed cash dividends of US$101.4 million this April. Supplemented by year-to-date share repurchase of about RMB255.7 million, our returns to shareholders totaled RMB986.9 million. Moving forward, we will continue to exert effort on disciplined cost control and moderate budgeting, and balance both growth and our commitment to bringing stable and foreseeable returns to shareholders.” Mr. Zhang concluded.

Financial Results for the March Quarter

Revenue was RMB4,427.0 million (US$610.1 million), representing an increase of 18.9% year over year, primarily driven by an 16.5% year-over-year increase in average store count.

Revenue from MINISO brand increased by 16.5% to RMB4,085.8 million (US$563.0 million), driven by (i) an increase of 9.1% in mainland China, and (ii) an increase of 30.3% in overseas markets. The year-over-year increase was primarily due to an increase of 24.6% in average store count in overseas. Overseas revenue contributed to 39.0% of revenue from MINISO brand, compared to 34.8% in the same period of 2024.

Revenue from TOP TOY brand increased by 58.9% to RMB339.9 million (US$46.8 million), primarily powered by its rapid growth in average store count.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,469.0 million (US$340.2 million), representing an increase of 17.2% year over year.

Gross profit was RMB1,958.0 million (US$269.8 million), representing an increase of 21.1% year over year.

Gross margin reached 44.2%, representing an increase of 0.8 percentage point. The year-over-year increase in gross margin was primarily due to (i) higher revenue contribution of MINISO brand from overseas markets, (ii) higher gross margin of TOP TOY due to a shift in revenue mix towards more profitable products.

Other income was RMB3.0 million (US$0.4 million), compared to RMB3.6 million in the same period of 2024.

Selling and distribution expenses were RMB1,021.2 million (US$140.7 million), increased by 46.7% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB1,012.8 million (US$139.6 million), increased by 50.7% year over year. The year-over-year increase was mainly attributable to the Company’s investments into directly operated stores to pursue the future success of the Company’s business. As of March 31, 2025, total number of directly operated stores in overseas markets was 608, compared with 327 in the same period last year. In the March Quarter, revenue from directly operated stores has increased 85.5% year over year, while related expenses including rental and related expenses, depreciation and amortization expenses together with payroll excluding share-based compensation expenses increased 71.4%. Licensing expenses increased by 39.6%, mainly attributable to our growing IP library and enriched offerings of IP products, as a percentage of revenue stabilizing at around 2% in both comparative periods. Logistics expenses increased by 31.3% year over year.

General and administrative expenses were RMB242.1 million (US$33.4 million), increased by 26.6% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB225.6 million (US$31.1 million), increased by 22.3% year over year. The year-over-year increase was primarily due to the increase of personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB20.8 million (US$2.9 million), compared to RMB14.8 million in the same period of 2024. The year-over-year increase was mainly due to an increase in investment income in wealth management products, and a net foreign exchange gain compared with a net foreign exchange loss in the same period last year.

Operating profit was RMB709.8 million (US$97.8 million), compared with RMB743.3 million in the same period last year.

Net finance cost was RMB49.0 million (US$6.8 million), compared to net finance income of RMB25.0 million in the same period of 2024. The year-over-year increase in finance cost was due to (i) increased interest expenses in relation to the Equity Linked Securities and the bank loans used for acquisition of the equity interest of Yonghui Superstores Co., Ltd*, both of which have been excluded in non-IFRS financial measures(1), and (ii) increased interest expenses on lease liabilities corresponding to the Company’s investment in directly operated stores.

Other expenses was RMB91.1 million (US$12.6 million), including loss from fair value change of derivatives under mark-to-market impact and issuance cost of derivatives, which is in relation to the Equity Linked Securities and has been excluded in non-IFRS financial measures(1).

Profit for the period was RMB416.5 million (US$57.4 million), compared to RMB586.0 million in the same period of 2024. Excluding other expenses and interest expenses related to issuance of the Equity Linked Securities, and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd*, profit for the period would have been RMB562.3 million (US$77.5 million).

Adjusted net profit(1) was RMB587.2 million (US$80.9 million), compared to RMB616.9 million in the same period last year.

Adjusted net margin(1) was 13.3%, compared to 16.6% in the same period of 2024.

Adjusted EBITDA(1) increased 7.5% year over year to RMB1,037.3 million (US$142.9 million).

Adjusted EBITDA margin(1) was 23.4%, compared to 25.9% in the same period of 2024.

Basic and diluted earnings per ADS were both RMB1.36 (US$0.19), compared to RMB1.88 in the same period of 2024.

Adjusted basic earnings per ADS(1) was RMB1.92 (US$0.26), compared to RMB1.96 in the same period of 2024.

Adjusted diluted earnings per ADS(1) was RMB1.88 (US$0.26), compared to RMB1.96 in the same period of 2024.

Cash position, which was the combined balance of the Company’s cash and cash equivalents, restricted cash, term deposits, and other investments recorded as current assets was RMB7,255.3 million (US$999.8 million) as of March 31, 2025, compared to RMB6,698.1 million as of December 31, 2024.

Note:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Friday, May 23, 2025 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/91867561429?pwd=O6gp0PI5MebbwUIlZ9K0Z1obVLjp0U.1

Meeting Number: 918 6756 1429

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the call through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025, which was RMB7.2567 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses, gain or loss from fair value change of derivatives, issuance cost of derivatives and interest expenses related to equity linked securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd*. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs excluding interest expenses related to equity linked securities and interest expenses related to the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd*. and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “is/are likely to”, “potential”, “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contacts:

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands)

	As at	As at
	December 31, 2024	March 31, 2025
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	1,436,939	1,535,840	211,644
Right-of-use assets	4,172,083	4,319,605	595,257
Intangible assets	8,802	8,379	1,155
Goodwill	21,418	21,586	2,975
Deferred tax assets	181,948	202,417	27,894
Other investments	123,399	123,062	16,958
Trade and other receivables	341,288	288,455	39,750
Term deposits	140,183	105,592	14,551
Financial derivative assets	–	810,192	111,647
Interests in equity-accounted investees	38,567	6,307,379	869,180
	6,464,627	13,722,507	1,891,011

Current assets
Other investments	100,000	150,946	20,801
Inventories	2,750,389	2,833,354	390,447
Trade and other receivables	2,207,013	2,375,133	327,302
Cash and cash equivalents	6,328,121	6,839,406	942,495
Restricted cash	1,026	1,959	270
Term deposits	268,952	262,962	36,237

	11,655,501	12,463,760	1,717,552

Total assets	18,120,128	26,186,267	3,608,563

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2024	March 31, 2025
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	94	94	13
Additional paid-in capital	4,683,577	3,954,863	544,995
Other reserves	1,329,126	1,959,579	270,037
Retained earnings	4,302,177	4,718,519	650,229

Equity attributable to equity shareholders of the Company	10,314,974	10,633,055	1,465,274
Non-controlling interests	40,548	45,411	6,258

Total equity	10,355,522	10,678,466	1,471,532

LIABILITIES
Non-current liabilities
Contract liabilities	35,145	33,381	4,600
Loans and borrowings	4,310	5,776,316	795,998
Other payables	59,842	74,844	10,314
Lease liabilities	1,903,137	2,066,649	284,792
Financial derivative liabilities	–	1,249,266	172,153
Deferred income	34,983	34,742	4,788

	2,037,417	9,235,198	1,272,645

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(Expressed in thousands)

	As at	As at
	December 31, 2024	March 31, 2025
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Current liabilities
Contract liabilities	323,292	344,665	47,496
Loans and borrowings	566,955	649,401	89,490
Trade and other payables	3,943,988	3,632,572	500,580
Lease liabilities	635,357	722,607	99,578
Deferred income	5,376	3,708	511
Current taxation	252,221	191,508	26,391
Dividend payables	–	728,142	100,340

	5,727,189	6,272,603	864,386

Total liabilities	7,764,606	15,507,801	2,137,031

Total equity and liabilities	18,120,128	26,186,267	3,608,563

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Revenue	3,723,531	4,427,044	610,063
Cost of sales	(2,107,073)	(2,469,007)	(340,238)

Gross profit	1,616,458	1,958,037	269,825
Other income	3,645	3,020	416
Selling and distribution expenses	(696,027)	(1,021,186)	(140,723)
General and administrative expenses	(191,341)	(242,144)	(33,368)
Other net income	14,829	20,835	2,871
Credit loss on trade and other receivables	(667)	(8,775)	(1,209)
Impairment loss on non-current assets	(3,612)	–	–

Operating profit	743,285	709,787	97,812
Finance income	40,890	36,915	5,087
Finance costs	(15,909)	(85,945)	(11,844)

Net finance income/(cost)	24,981	(49,030)	(6,757)
Share of profit of equity-accounted investees, net of tax	120	(2,005)	(276)
Other expenses	–	(91,071)	(12,550)

Profit before taxation	768,386	567,681	78,229
Income tax expense	(182,432)	(151,222)	(20,839)

Profit for the period	585,954	416,459	57,390

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended March 31,
	2024 (Unaudited)	2025 (Unaudited)
	RMB’000	RMB’000	US$’000
Attributable to:
Equity shareholders of the Company	582,472	416,342	57,374
Non-controlling interests	3,482	117	16

Earnings per share for ordinary shares
– Basic	0.47	0.34	0.05
– Diluted	0.47	0.34	0.05

Earnings per ADS
(Each ADS represents 4 ordinary shares)
– Basic	1.88	1.36	0.19
– Diluted	1.88	1.36	0.19

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (CONTINUED)

(Expressed in thousands)

	Three months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Profit for the period	585,954	416,459	57,390

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	3,855	(1,291)	(178)

Other comprehensive (income)/loss for the period	3,855	(1,291)	(178)

Total comprehensive income for the period	589,809	415,168	57,212

Attributable to:
Equity shareholders of the Company	586,166	416,306	57,369
Non-controlling interests	3,643	(1,138)	(157)

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:
Profit for the period	585,954	416,459	57,390

Add back:
Equity-settled share-based payment expenses	30,937	24,930	3,435

Loss from fair value change of derivatives	–	46,407	6,395
Issuance cost of derivatives	–	44,664	6,155
Interest expenses related to equity linked securities and the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd*	–	54,745	7,544

Adjusted net profit	616,891	587,205	80,919

Adjusted net margin	16.6%	13.3%	13.3%

Attributable to:
Equity shareholders of the Company	613,409	586,999	80,891
Non-controlling interests	3,482	206	28

Adjusted net earnings per share(1)
– Basic	0.49	0.48	0.07
– Diluted	0.49	0.47	0.06

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	1.96	1.92	0.26
– Diluted	1.96	1.88	0.26

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES (CONTINUED)

(Expressed in thousands, except for per share, per ADS data and percentages)

	Three months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of adjusted net profit for the period to adjusted EBITDA:
Adjusted net profit	616,891	587,205	80,919

Add back:
Depreciation and amortization	150,102	267,672	36,886
Finance costs excluding interest expenses related to equity linked securities and the bank loans used for acquisition of the equity interest in Yonghui Superstores Co., Ltd*	15,909	31,200	4,300
Income tax expense	182,432	151,222	20,839

Adjusted EBITDA	965,334	1,037,299	142,944

Adjusted EBITDA margin	25.9%	23.4%	23.4%

Note:

(1)	Adjusted basic and diluted net earnings per share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in thousands, except for percentages)

	Three months ended March 31,
	2024	2025
	RMB’000	RMB’000	US$’000	YoY
Revenue
MINISO Brand	3,506,657	4,085,778	563,035	16.5%
– Mainland China	2,284,791	2,493,775	343,651	9.1%
– Overseas	1,221,866	1,592,003	219,384	30.3%
TOP TOY Brand	213,820	339,850	46,833	58.9%
Others(1)	3,054	1,416	195	(53.6)%

	3,723,531	4,427,044	610,063	18.9%

Note:

(1)	“Others” refers to revenue generated from other operating segments such as “WonderLife”, which was a secondary brand targeting on lower-tier cities in mainland China, aggregated and presented as “others”. As the MINISO brand increasingly penetrated into lower-tier cities in mainland China, “WonderLife” has become marginalized.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN MAINLAND CHINA

	As of
	March 31,	March 31,
	2024	2025	YoY
By City Tiers
First-tier cities	532	569	37
Second-tier cities	1,664	1,773	109
Third- or lower-tier cities	1,838	1,933	95

Total	4,034	4,275	241

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	March 31,	March 31,
	2024	2025	YoY
By Regions
Asia excluding China	1,402	1,663	261
North America	191	375	184
Latin America	563	646	83
Europe	237	301	64
Others	203	228	25

Total	2,596	3,213	617

* For identification purpose only